Exhibit 21

Subsidiaries

Name	State or Jurisdiction
Stocker Yale (UK) Limited	England
Photonic Products Limited (owned 100% by Stocker Yale (UK) Limited)	England
Lasiris Holdings, Inc.	New Brunswick, Canada
StockerYale Canada, Inc. (owned 100% by Lasiris Holdings, Inc.)	Quebec, Canada
StockerYale (IRL), Ltd.	Cork, Ireland
StockerYale Acquisition Corp.	Delaware